

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2026

John Friend
Chief Executive Officer
Kazia Therapeutics Limited
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

> **Re: Kazia Therapeutics Limited**
> **Registration Statement on Form F-3**
> **Filed March 18, 2026**
> **File No. 333-294392**

Dear John Friend:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sebastian A. Bacon, Esq.